UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 20, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Register Entry No. 0593

Santiago, April 14, 2005.

To:

Hernán López Böhner
Securities Commissioner
Securities and Insurance Superintendency
Av. Libertador Bernardo O’Higgins 1449

Ref.:	Reply to Letter in Connection with Information Indicated Below.

Dear Commissioner:

I refer to the letter sent by the Chilean Securities and Insurance Superintendency (the “Superintendency”), with regard to the filing made on April 13, 2005, by Distribución y Servicio D&S S.A. (“D&S”), in accordance with Section II(1)(e) of Administrative Directive 1375 of the Commission, in connection with the press release filed on a Form 6-K (“6-K”) with the United States Securities and Exchange Commission (“SEC”) on April 13, 2005. The inquiries made in the above letter are answered in the same order as made.

1)	With regard to the inquiry: “Advise on the accounting criteria used in estimating bad debt allowance for FY 2003 and 2004, providing details on the nature of the adjustment requested by the SEC,” we advise:

Accounting Criteria.

The accounting criterion contained in the financial statements as of December 31, 2003, and as of December 31, 2004, per note 2(i), is as follows: “in order to cover default risk, the company has determined the allowance for its debt portfolio outstanding as of December 31, 2003 and 2004, respectively, on the basis of debtor delinquency and write-off recovery, applying the default rates to the various brackets defined by management.”

In fact, considering the past performance of the credit card accounts receivable portfolio and write-off recovery as of December 31, 2003, D&S maintained allowances for 75% of the delinquent portfolio aged 180 days or more. As of that date, the portfolio aged 180 days or more totaled Ch$4,058 billion. The allowance for doubtful accounts at the end of that year therefore totaled Ch$3,059 billion.

Starting in the second quarter of 2004, the estimation for the doubtful accounts portfolio allowance was revised. The new estimate was made on the basis of a model that uses ageing brackets, to which the default risk percentages shown in the following table were applied:

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Brackets	Risk Percentage (%)
Current	0.5
1 to 30 days	2.5
31 to 60 days	8
61 to 90 days	10
91 to 120 days	15
121 to 150 days	20
151 to 180 days	25
181 to 210 days	60
211 to 240 days	65
241 to 270 days	75
271 to 300 days	85
301 to 330 days	90
331 to 360 days	100

This new estimate yielded a doubtful accounts allowance of Ch$13,170 billion as of December 31, 2004, which is more than Ch$3,739 billion higher than that which would have been established using the model in effect on December 31, 2003.

Nature of the Adjustment Requested by the SEC.

It should be noted that the SEC has not asked D&S to introduce any adjustment to its doubtful accounts allowance. Rather, as part of our annual report review for the period ended as of December 31, 2003, filed with the SEC in the Annual Report on Form 20-F related to the period ended as of December 31, 2003 (the “2003 20-F”), the SEC made the following inquiry (the “Inquiry”): “Please explain to us the factors and circumstances resulting in the decline in your allowance for doubtful credit card accounts receivable as a percentage of credit card loans past due (90 days) for the periods presented, and why you believe that your allowance for doubtful credit card accounts receivable is adequate at December 31, 2003.”

In order to reply to the comment transcribed above, D&S conducted a second review on the behavior of its credit card accounts receivable portfolio for the period between January 1, 2003 and December 31, 2004. As a result of this review, D&S determined that from the second quarter of 2004, the portfolio of credits extended during 2003, and which were part of the balance as of December 31, 2003, experienced significant deterioration. Unfortunately, this decline was not taken into consideration when we reported our financial statements reconciled to US GAAP, which were filed with the SEC on June 30, 2004. For this reason, and according to US GAAP, which require us to consider any events occurring between the close of the financial statements and their date of filing (June 30, 2004), D&S has voluntarily decided to restate its financial statements included in the 2003 20-F. This is the reason for the filing of the 6-K, as well as for the content of that notice and the filing made yesterday by D&S with the Superintendency.

With regard to the inquiry: “Provide details on the objections made by the SEC to the company,” we advise:

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The remarks made by the SEC to D&S in connection with the 2003 20-F, which resulted in the filing of the 6-K, were made in the context of the routine review conducted by the SEC on the documents filed by securities issuers in compliance with their continued reporting requirements. It should be noted that the SEC’s remarks constituted comments on the part of the SEC, not “objections”. As to the matters referred to in the 6-K, the relevant comment is the Inquiry.

The 6-K filing relates to the Inquiry. In this regard, the following clarifications are warranted:

a)	The decision to correct the 2003 20-F, contrary to what has been disclosed by the media, was not imposed by the SEC. This is a voluntary act on the part of D&S. That decision was made by D&S upon reviewing the 2003 20-F in light of later data, not available at the closing date of the financial statements. Consequently, the SEC has not demanded that D&S revise the 2003 20-F, but rather D&S has decided to do so voluntarily in light of the above.

b)	The financial statements of D&S for the years ended as of December 31, 2003 and 2004, prepared in accordance with Chilean GAAP and filed with the Superintendency are correct. These financial statements did not undergo changes because the revisions that D&S decided to introduce in its restated 2003 20-F consist of technical adjustments resulting from the time lag between the date when the financial statements for any period must be filed in Chile (March 31) and with the SEC (June 30), and subsequent information that, during the course of 2004, structured the evidential framework that prompted D&S to restate its 2003 20-F. Consequently, the Superintendency and the market must bear in mind that, if the filing dates for the financial statements in the above-mentioned jurisdictions would have coincided, the 6-K and the restatement of the financial statements filed with the 2003 Annual Report on Form 20-F would have been unnecessary.

c)	The restatement of the financial statements filed with the 2003 Annual Report on Form 20-F refers to past circumstances. Any shortfall recorded by doubtful debtor allowances for the year ended as of December 31, 2003, according to US GAAP, will not have a negative effect on the year ended as of December 31, 2004 under those accounting principles. On the contrary, doubtful debt allowance expenses for 2004 under US GAAP will be lower than the figure reflected in the same item and for the same period in the 2004 financial statements prepared under Chilean GAAP and filed with the Superintendency.

d)	The SEC has not made other comments to the 2003 20-F which are expected to affect the financial statements of D&S for the year ended as of December 31, 2003.

e)	In light of the above, we would characterize the announced restatement of the financial statements filed with the 2003 20-F as a technical, historical adjustment required for compliance with SEC rules but which will not adversely effect

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D&S’s shareholders’ equity or financial results at and for the year ended December 31, 2004.

2)	With regard to the inquiry: “Advise on potential financial consequences on the financial statements as of December 31, 2003 and 2004, under Chilean GAAP and the regulations issued by this Commission, which were filed in due course with this Commission,” we advise:

a)	The restatement of the financial statements contained in the 2003 20-F does not and will not affect the financial statements of D&S as of December 31, 2003, prepared in accordance with Chilean GAAP as filed with the Superintendency, due to the fact that the restatement reflects a change in the estimation of the doubtful accounts allowance due to circumstances occurring after the closing date of the financial statements for the year ended as of December 31, 2003. In fact, paragraph 15 of Technical Bulletin No. 15 of the Chilean Accountants’ Association states: “The impact of a change on an accounting estimate must be recorded starting in the period during which the change is made, without retroactively revising the amounts accounted for in previous periods.”

b)	As to the potential financial repercussions on the financial statements for the year ended as of December 31, 2004, they were acknowledged in due course through higher allowances made starting in the second quarter of 2004, which reflected the decline in the credit card receivables portfolio.

c)	In conclusion, the capital of D&S as of December 31, 2004, reported to the Superintendency and to the market, has not undergone and will not undergo any modification as a result of the restatement of the financial statements filed with the 2003 20-F, which, as previously mentioned, will not entail any corrections or revisions to the financial statements of D&S for the years ended as of December 31, 2003 and 2004, rather only corrections to the financial statements reconciled to US GAAP as contained in the 2003 20-F.

Sincerely yours,

Rodrigo Cruz Matta
General Manager
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange
Chilean Electronic Exchange
Valparaiso Securities Exchange
Risk Rating Commission

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 20, 2005